UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 1, 2026

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information included in this Report on Form 6-K (including Exhibits 15.1, 15.2, 99.1, 99.2, 99.3 and 99.4) is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-290523, File No. 333-290639, and File No. 333-291842) and Form S-8 (File No. 333-284174) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
15.1	Consent of SingerLewak LLP
15.2	Consent of ba audit gmbh Wirtschaftsprüfungsgesellschaft
15.3	Consent of Buzzacott Audit LLP
99.1	Rezolve AI plc and subsidiaries: Unaudited Condensed Interim Combined Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025
99.2	Rezolve AI plc and subsidiaries: Management's discussion and analysis of financial condition and results of operations for the Six Months Ended June 30, 2026 and 2025
99.3	Crownpeak Intermediate Holdings, Inc. and Subsidiaries: Audited Consolidated Financial Statements as of January 31, 2026 and January 31, 2025 and for the years ended January 31, 2026 and 2025
99.3.1

Independent Auditors' opinion issued by Buzzacott Audit LLP for the consolidated financial statements of Aegean Bidco Limited as of January 31, 2026 and January 31, 2025 and for the years ended January 31, 2026 and 2025

99.3.2	Independent Auditors' opinion issued by ba audit group gmbh for the financial statements of Crownpeak Technology GmbH as of January 31, 2026 and for the year ended January 31, 2026
99.3.3	Independent Auditors' opinion issued by ba audit group gmbh for the financial statements of Crownpeak Technology GmbH as of January 31, 2025 and for the year ended January 31, 2025
99.4	Crownpeak Intermediate Holdings, Inc. and Subsidiaries: Unaudited Condensed Consolidated Financial Statements for the six months ended July 31, 2026 and 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 1, 2026

REZOLVE AI PLC

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman